

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Australia Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 17th Floor,
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Strandberg 212-848-9220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, (Address) New York (City) NY (State) 10017 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 15 2012
REGISTRATIONS BRANCH
14

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pieter Bierkens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Australia Securities, LLC, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a



SHU HUA ZHU
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Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth Australia Securities, LLC

(A wholly-owned subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

June 30, 2012


pwc

Commonwealth Australia Securities, LLC

(A wholly-owned subsidiary of Commonwealth Bank of Australia)

Statement of Financial Condition

June 30, 2012

Commonwealth Australia Securities, LLC
(A wholly-owned subsidiary of Commonwealth Bank of Australia)
Index
June 30, 2012



Report of Independent Auditors

To the Board of Directors and Member of
Commonwealth Australia Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonwealth Australia Securities, LLC (the "Company") at June 30, 2012 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 10, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Commonwealth Australia Securities, LLC
(A wholly-owned subsidiary of Commonwealth Bank of Australia)
Statement of Financial Condition
June 30, 2012

Assets	
Cash and cash equivalents	$ 7,762,598
Accounts receivable	796,921
Prepaid assets	14,940
Due from customer	2,200
Total assets	$ 8,576,659
Liabilities and member's equity	
Liabilities	
Accounts payable	$ 130,335
Due to customer	2,200
Total liabilities	132,535
Member's equity	8,444,124
Total liabilities and member's equity	$ 8,576,659

The accompanying notes are an integral part of this financial statement.

1. Organization

Commonwealth Australia Securities, LLC (the "Company") was incorporated on May 10, 2005 as a Delaware Limited Liability Company. The Company is a single member LLC with the sole member being Commonwealth Bank of Australia (the "Member"). The Company was originally incorporated under the name of CommSec LLC, and changed its name to Commonwealth Australia Securities, LLC on May 2, 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's securities registration became effective on January 12, 2006. The Company brokers or arranges the sale of Australian Stock Exchange ("ASX") and New Zealand Stock Exchange ("NZX") listed equities and equity derivative products through Commonwealth Securities Limited ("CSL"), an affiliated Australian company and a wholly-owned subsidiary of the Member, and fixed income products through the Member to major U.S. institutional investors. It may also engage in a variety of other businesses customarily undertaken by broker-dealers.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies:

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

Income Taxes

As a single member limited liability company, the Company is treated as a division of Member for federal and state income tax purposes, not as a separate taxable entity. The Company is included in the federal, state and local income tax returns filed by the Member. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Member.

The Company adopted, as of July 1, 2009, FASB guidance which addresses the recognition and measurement of tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely to being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no material effect on the Company's financial statements.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

Cash and Cash Equivalents
Cash represents unrestricted cash held with one major financial institution. As of June 30, 2012, the cash held at banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Due from/Due to Customer
The Company records month's end open counterparty failed transactions on the Statement of Financial Condition as Counterparties' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that counterparties are unable to fulfill their contractual obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the counterparties' obligations.

3. Related Party Transactions

The Company has an agreement with CSL whereby CSL executes and settles equity transactions for the Company. The Company earns fees on equity securities transactions from CSL based on an agreed schedule gross of brokerage and clearing expenses. The Company has an agreement with the Member whereby the Member executes and settles fixed income transactions for the Company. The Company also earns fees on fixed income transactions based on an allocation of the revenue.

Pursuant to a service agreement, the Member provides certain operating and administrative services to the Company. Such services include compensation, benefits and facility charges. The Company has employees who also perform duties for other Commonwealth Bank of Australia subsidiaries in New York. As a consequence, compensation and benefits are allocated by the Member as part of the service level agreement.

Pursuant to a service agreement, the Company provides certain services to the Member. Such services include marketing and solicitation of US counterparties and training on US requirements to the Credit Trader. For the year ended June 30, 2012, the Company received $90,000 from the Member for these services.

4. Income Taxes

As of June 30, 2012 there were no deferred taxes, as there were no differences between the tax and financial reporting basis.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of total aggregate indebtedness. For the year ended June 30, 2012, the Company had net capital of $7,632,263, which was $7,532,263 in excess of the required net capital of $100,000.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

6. Fair Value of Financial Instruments

ASC 825, "*Financial Instruments*", ("ASC 825") requires the Company to report the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the Statement of Financial Condition. The Company acts as agent only and does not hold any principal positions and has no financial instruments.

ASC 820, "*Fair Value Measurements*", ("ASC 820") clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under ASC 820, fair value measurements are not adjusted for transaction costs. ASC 820 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of the fair value measures on earnings. The Company has evaluated the impact of adopting ASC 820 and determined it does not have an impact on its financial statements.

The fair value of the assets and liabilities that qualify as financial instruments under ASC 820, approximates the carrying amounts presented in the statement of financial condition.

7. Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, there are no claims currently pending for which indemnification could be sought and, accordingly, the Company has not recorded any contingent liability in the financial statements for these indemnifications.

8. Subsequent Events

The Company evaluated subsequent events from July 1, 2012 through August 10, 2012, the date the financial statements were available to be issued. The Company did not have any significant subsequent events to report.



Report of Independent Accountants

To the Board of Directors and Member of
Commonwealth Australia Securities, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Commonwealth Australia Securities, LLC for the year ended June 30, 2012, which were agreed to by Commonwealth Australia Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Commonwealth Australia Securities, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2012. Management is responsible for Commonwealth Australia Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of amended Form SIPC-7 filed on August 3, 2012 with the respective cash disbursement records entries, as follows:

   Item 2B

   Compared the amount recorded in 2B of $14,560 to the sum of the two payments of $14,587:
   (i) Check # 024490, dated January 26, 2012 in an amount of $9,863 for SIPC-6
   (ii) Check # 025067, dated July 19, 2012, in an amount of $4,724 for the original SIPC-7 filed on July 25, 2012.

   Noting a difference of $27.

   Item 2F

   Compared the amount recorded in 2F of $1,192 to check # 025104, dated August 6, 2012 noting no difference.

2. Compared the Total Revenue amount of $6,300,772 reported on page 3 of the amended audited Form X-17A-5 for the year ended June 30, 2012 to the Total revenue amount of $6,300,773 reported on page 2, item 2a of amended Form SIPC-7 for the year ended June 30, 2012. Noted a difference of $1.

3. Noted there were no adjustments reported on page 2, items 2b and 2c of amended Form SIPC-7.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



4. Proved the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   (i) Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,300,773 and $15,752, respectively of the amended Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Commonwealth Australia Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 10, 2012



To the Board of Directors and Member of
Commonwealth Australia Securities, LLC:

In planning and performing our audit of the financial statements of Commonwealth Australia Securities, LLC (the "Company") as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 10, 2012


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